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13010949

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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Section
FEB 2 7 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67715

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Powder Point Financial, LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Ridge Road
(No. and Street)

Marshfield (City) MA (State) 02050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marjorie Kelly (781) 934-4614
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — if individual, state last, first, middle name)

10 Tower Lane (Address) Avon (City) CT (State) 06001 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DD 3/2/13

Affirmation

I, _________________, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Powder Point Financial, LLC (the Company) for the years ended December 31, 2012 and 2011 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Marjorie Kelly 2/20/13

Signature Date

[Name]
[Title]

Roberta M Sousa

Notary Public

ROBERTA M. SOUSA
Notary Public
Commonwealth of Massachusetts
My Commission Expires November 9, 2018

Powder Point Financial, LLC
Independent Auditors' Report, Financial Statements and Supplemental Information
As of and for the Years Ended December 31, 2012 and 2011

Table of Contents

SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

To the Member of Powder Point Financial, LLC:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Powder Point Financial, LLC (the Company) as of December 31, 2012 and 2011 and the related statements of operations and changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting standards generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessments of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Powder Point Financial, LLC, as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

30 Main Street, Suite 215
Burlington, Vermont 05401
Phone 802.865.9300

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 26, 2013

Powder Point Financial, LLC
Statements of Financial Condition
December 31, 2012 and 2011

	2012	2011
Assets		
Cash	**$ 49,040**	$ 25,690
Total assets	**$ 49,040**	$ 25,690
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	**$ 3,750**	$ 3,750
Total liabilities	**3,750**	3,750
Member's equity:		
Member's equity	**45,290**	21,940
Total member's equity	**45,290**	21,940
Total liabilities and member's equity	**$ 49,040**	$ 25,690

The accompanying notes are an integral part of these financial statements.

Powder Point Financial, LLC
Statements of Operations and Changes in Member's Equity
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commissions	$ 71,250	$ -
General and administrative expenses:		
Professional fees	3,750	3,750
Registration fees	-	2,265
Office expenses	8,821	1,285
State fees	390	500
Regulatory fees	3,065	450
Bond insurance	924	364
Assessments	950	100
Total general and administrative expenses	17,900	8,714
Net income (loss)	53,350	(8,714)
Member's equity, beginning of year	21,940	30,654
Distribution to member	(30,000)	-
Member's equity, end of year	$ 45,290	$ 21,940

The accompanying notes are an integral part of these financial statements.

Powder Point Financial, LLC
Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

		2012		2011
Cash flows from operating activities:				
Net income (loss)	$	53,350	$	(8,714)
Cash used in financing				
Distributions to member		(30,000)		-
Net cash provided by (used in) operating activities		23,350		(8,714)
Net increase (decrease) in cash and cash equivalents		23,350		(8,714)
Cash at beginning of year		25,690		34,404
Cash at end of year	$	49,040	$	25,690

The accompanying notes are an integral part of these financial statements.

Powder Point Financial, LLC
Notes to the Financial Statements
As of and for the Years Ended December 31, 2012 and 2011

Note 1 - General

Organization - Powder Point Financial, LLC (the Company) was formed in February of 2007 as a limited liability company under the laws of the State of Massachusetts. The Company is a registered broker-dealer located in Marshfield, Massachusetts.

Description of Business - As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities, servicing a diverse group of institutional investors.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

The Company is subject to the net capital requirement under Rule 15c3-1 of the Securities and Exchange Act of 1934 (the Act). The Company does not hold funds or securities for or owe funds or securities to customers, and as such, is exempt from the reserve requirement provisions of the Act under the exemption provisions found within Rule 15c3-3 Section (k)(2)(i).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Cash - The Federal Depository Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. It is the Company's policy to monitor the financial strength of the bank that holds its deposits on an ongoing basis.

Income Taxes - FASB ASC 740, *"Income Taxes,"* establishes a threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. FASB ASC 740 is to be applied to all open tax years as of the date of effectiveness.

The Company has elected to be treated as an LLC under the Internal Revenue Code, having the Company's income treated for federal income tax purposes substantially as if the Company were a proprietorship. The Company's net income is reportable on the Member's individual tax return. Accordingly, the financial statements reflect no provision or liability for federal income taxes.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Note 3 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At December 31, 2012 and 2011, the Company had net capital of $45,290 and $21,940, respectively, with a minimum net capital requirement of $5,000 for both years.

During 2012, the Member made capital withdrawals in the amount of $30,000 from the equity of the Company. There were no capital withdrawals made during 2011. The Company had adequately satisfied the minimum net capital requirement of $5,000 and a ratio of aggregate indebtedness to net capital of .08 to 1 and .17 to 1 as of December 31, 2012 and 2011, respectively.

Note 4 - Concentrations

The Company's revenues are derived from finder's fees for commitments by introduced investors to various limited partnerships.

Note 5 - Subsequent Events

Subsequent events have been evaluated through February 26, 2013, the date through which procedures were performed to prepare the financial statements for issuance. The Member believes there are no subsequent events having a material impact on the financial statements.

Powder Point Financial, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant
To Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012 and 2011

	2012	2011
Net Capital:		
Member's equity	$ 45,290	$ 21,940
Total net capital	45,290	21,940
Less net capital requirement [greater of $0 in 2012 and 2011 (6.67% of aggregate indebtedness) or $5,000]	5,000	5,000
Net capital in excess of requirements	$ 40,290	$ 16,940
Aggregate Indebtedness:		
Total liabilities	3,750	$ 3,750
Aggregate indebtedness	$ 3,750	$ 3,750
Ratio of aggregate indebtedness to net capital	.08 to 1	.17 to 1

Note: There were no material differences between net capital and aggregate indebtedness as reported above and what was previously reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2012 and 2011.

Supplemental Report on Internal Control Required by SEC Rule 17(a)-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member of Powder Point Financial, LLC:

In planning and performing our audit of the financial statements of Powder Point Financial, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expression an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

30 Main Street, Suite 215
Burlington, Vermont 05401
Phone 802.865.9300

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the previous paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, as of December 31, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 26, 2013

SLB

Saslow Lufkin & Buggy, LLP

Certified Public Accountants and Consultants

Powder Point Financial, LLC
(SEC File No. 8-67715)

Independent Auditors' Report, Financial Statements
and Supplemental Information

As of and for the Years Ended
December 31, 2012 and 2011

SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Powder Point Financial, LLC
(SEC File No. 8-67715)

This report contains: (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statements of Financial Condition.
- ☑ (c) Statements of Operations.
- ☑ (d) Statements of Cash Flows.
- ☑ (e) Statements of Changes in Member's Equity.
- ☐ (f) Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
- ☑ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business and Note 3 - Net Capital).
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not applicable).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].
- ☑ (o) Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).
- ☐ (p) Schedule of segregation requirements and funds in segregation - customer's regulated commodity futures account pursuant to Rule 171-5 (not applicable).